NORTHERN LIGHTS FUND TRUST I, II, III and NORTHERN LIGHTS VARIABLE TRUST

James Colantino

Treasurer

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jcolantino@ultimusfundsolutions.com

November 27, 2020

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Christina DiAngelo Fettig

(202) 551-6963

RE: Northern Lights Fund Trust (the “Registrant”)

File Nos. 333-122917; 811-21720 (NLFT)

Athena Behavioral Tactical Fund	4/30/2020
PSI All Asset Fund	6/30/2019
PSI Strategic Growth Fund	6/30/2019
PSI Strategic Growth Fund	6/30/2019

File Nos. 333-131820; 811-21853 (NLVT)

7Twelve Balanced Portfolio	12/31/2019
Power Dividend Index VIT Fund	12/31/2019
Power Income VIT Fund	12/31/2019
Power Momentum Index VIT Fund	12/31/2019
Probabilities VIT Fund	12/31/2019

File Nos. 333-174926; 811-22549 (NLFT II)

Dynamic International Opportunity Fund	12/31/2019
Dynamic U.S. Opportunity Fund	12/31/2019
Essential 40 Stock Fund	5/31/2020
FormulaFolios US Equity Fund	11/30/2019
Longboard Alternative Growth Fund	5/31/2020
Longboard Managed Futures Strategy Fund	5/31/2020
PCS Commodity Strategy Fund	8/31/2019
Two Oaks Diversified Growth and Income Fund	3/31/2020

File Nos. 333-178833; 811-22655 (NLFT III)

ACM Dynamic Opportunity Fund	12/31/2019
ACM Tactical Income Fund	12//31/2019
Issachar Fund	9/30/2019
Swan Defined Risk Emerging Markets Fund	6/30/2019
Swan Defined Risk Foreign Developed Fund	6/30/2019
Swan Defined Risk Fund	6/30/2019
Swan Defined Risk Growth Fund	6/30/2019
Swan Defined Risk U.S. Small Cap Fund	6/30/2019

Dear Christina:

On behalf of the Registrants, this letter responds to the comments you provided to James Colantino with respect to the above-referenced Trusts. Your comments are set forth below, and each is followed by each Registrant’s response.

NLFT II – Dynamic Funds

Comment 1:	Under the Portfolio Turnover section of the prospectus dated May 1, 2020 it states that the portfolio turnover rate disclosed is for ‘“the most recent fiscal year”. However, the Funds changed their fiscal year end and the portfolio turnover rates appear to be for only the one-month period ended December 31, 2019. Please explain how this complies with Item 3 (Instruction 5) of Form N-1A.
Response:	The Registrant confirms that the Funds did change their fiscal year-end from November to December and the turnover rate disclosed in the prospectus was for the one-month period ended December 31, 2019. In the future the Registrant intends to disclose the turnover rate for the most recent full fiscal year prior to such a change in addition to that for the most recent fiscal period end.

NLFT III – Swan Defined Risk Foreign Developed Fund; Swan Defined Risk US Small Cap Fund

Comment 2:	Consider disclosure in the prospectus similar to Swan Defined Risk Growth Fund which states that the Fund may be invested significantly in a single ETF.
Response:	The Registrant agrees to add the proposed disclosure.

NLFT III – Issachar Fund

Comment 3:	The Notes to Financial Statements disclose significant ownership in the Fund. Please explain how large shareholder/shareholder concentration risk is addressed in the summary and statutory prospectus.
Response:	The Registrant may consider adding shareholder concentration risk as applicable where the Fund has disclosed concentrated holdings by known beneficial owners, however, the Registrant does not believe concentration risk will be appropriate disclosure for this Fund. The Fund’s assets have increased significantly during the current fiscal year and it is not expected that any single beneficial owner will have a controlling interest in the Fund as of the September 30, 2020 fiscal year end, accordingly shareholder concentration will not be a principal risk at the time the next registration statement is filed. Additionally, the Fund is subject to an operating expenses limitation agreement that would mitigate the impact on shareholders of any significant redemption.

NLFT II – Longboard Alternative Growth Fund

Comment 4:	The Fund is registered as non-diversified yet appears to be acting as a diversified fund. The Fund will need to get shareholder approval if it has not been acting as a non-diversified fund over the past three years.
Response:	We note that shareholder approval is not required by the Investment Company Act of 1940 if a fund changes its classification from non-diversified to diversified. Shareholder approval is required only if a fund wishes to change its classification from diversified to non-diversified. See Section 13(a)(1). As the Fund has operated for three years as a diversified fund, and in keeping with the Staff’s current position with respect to Section 13(a)(1) of the Investment Company Act of 1940, as amended, and Rule 13a-1 thereunder, we understand that the Fund automatically became a “diversified” fund as a result. We intend to update the Fund’s disclosure accordingly during its next annual update.

NLFT II – FormulaFolios US Equity Fund

Comment 5:	The MDFP contained a statement that the Fund focuses on lower fund turnover but the Fund had a portfolio turnover rate of 524%. Please explain.
Response:	According to the investment adviser, due to a higher than normal level of volatility in the markets, this led to a higher than expected turnover. Because the investment decisions are 100% formulaic in nature the turnover is estimated based on the retroactive testing of the algorithm. We will review such disclosure in the MDFP in future reporting.

NLFT II – Longboard Managed Futures Strategy Fund; PCS Commodity Strategy Fund

Comment 6:	The prospectus states that the Adviser is responsible for the day to day business activities of the Fund’s subsidiary. This disclosure should be included in the Notes to Financial Statements addressing related parties.
Response:	Future reporting will include such disclosure.

NLFT II – Longboard Funds

Comment 7:	These funds have a unitary fee structure. Please confirm that the Adviser is current on payments to all service providers.
Response:	The Adviser has confirmed that they are current with all payments to service providers.

NLFT III – Swan Defined Risk Fund

Comment 8:	Footnote 8 to the Financial Statements disclose Investments in Affiliated Companies. Please explain why the income, realized and unrealized gains (losses) are not shown separately on the Statement of Operations.
Response:	Future reporting will show income, realized and unrealized gains (losses) separately on the Statement of Operations.

NLFT II – Longboard Funds

Comment 9:	On page 35 of the Financial Statements, it appears that the summary of realized gains (losses) based on derivative exposure may be incomplete. Additionally, consider revising the statement appearing prior to the chart as it also includes the change in unrealized gains (losses) and appears to have duplicated the statement “serve as indicators of the volume of derivative activity for each fund for the year ended May 31,2020” which already appears on page 29. Lastly, please explain what charts the disclosure is referring to in the reference “as disclosed above” in the derivative volume disclosure on page 29.
Response:	The Registrant will confirm that future reporting includes the summary of realized gains (losses) for all funds engaging in derivative activity during the reporting period and such disclosure includes the appropriate descriptive language. In this case, the Registrant confirms that the second reference to the volume of derivative activity and “as disclosed above” should have been deleted.

NLFT II – Longboard Alternative Growth Fund

Comment 10:	Footnote 7 to the Financial Highlights states that the expense ratios do not include certain expenses of the swap in which the Fund invests. The nature and accounting policy of the swap fees should be disclosed, if material.
Response:	The Fund has a unitary management fee whereby the Advisor pays substantially all operating expenses of the Fund.

NLFT III – Issachar Fund

Comment 11:	Please review Note 6- Federal Income Taxes Note as the disclosure appears to be incomplete as compared to other funds.
Response:	There was no liability for unrecognized tax benefits to be recorded related to uncertain tax positions taken on returns filed for open tax years or expected to be taken in the current fiscal year tax return. This disclosure will be included in future reporting.

NLFT III – Swan Funds; NLVT- Power Funds

Comment 12:	The Funds had a change in their independent accountants during the 2018 FYE and did not comply with all the necessary disclosure and filing requirements related to a change in accountant.
Response:	The board's decision to engage a new accountant for the Fund was not based on any issue with the Fund's previous accountant. There were no disagreements or related correspondence issued from the prior audit firm. Accordingly, the Registrant believed no disclosure was required. Going forward, if a change in accountant has occurred during the reporting period, the Registrant will respond accordingly to Item B.17(f) of Form N-CEN; include a narrative disclosure in the Notes to Financial Statements and; include an attachment to Form N-CSR with the information called for by Item 4 of Form 8-K under the Exchange Act. Additionally, we have contacted the previous audit firm and will refile with the exhibit if made available without undue hardship.

NLFT III – Swan Funds

Comment 13:	Certain Swan Funds had interest expense disclosed in the Statement of Operations. Please provide an explanation of what caused the interest expense and include such disclosure in the footnotes going forward.
Response:	This is margin interest relating to option activity. Future reporting will include disclosure in the footnotes.

NLFT- Athena Behavioral Tactical Fund; NLFT III- Swan Funds; NLFT II- Essential 40 Stock Fund, PCS Commodity Strategy Fund, Dynamic Funds.

Comment 14:	Please have current shareholder reports and/or links updated on fund websites.
Response:	Adviser clients have been notified to update their websites to include the current version or links to shareholder reports.

NLFT III- Issachar Fund

Comment 15:	The Registrant responded “Yes” to Item C.8.d of Form N-CEN however the financial statements do not disclose any expense waiver/reimbursement recoupment during the reporting period.
Response:	The response to Item C.8.d should have been “No”.

NLFT III- Issachar Fund; NLFT- Athena Behavioral Tactical Fund

Comment 16:	Based on financial statement disclosure, it appears that the response to Item B.10 of Form N-CEN should have been answered “Yes”.
Response:	The Registrant confirms that Issachar and Athena should have responded “Yes” to Item B.10 of Form N-CEN as each Fund had matters submitted to a shareholder vote during the reporting period.

NLVT- Power Income VIT Fund

Comment 17:	The name of the Fund as disclosed in response to Item C.1 of Form N-CEN appears to be incorrect.
Response:	The Registrant confirms and future reporting will reflect the correct name as “Power Income VIT Fund”.